From the Desk of

Laurence J. Pino, Esquire

December 18, 2018

Via Edgar and E-mail

Ms. Jennifer Gowetski

Senior Counsel

Office of Real Estate & Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC

20549

Mail Stop 3233

Re:	Tuscan Gardens Senior Living Communities, Inc. Amendment No. 3 to Draft Offering Statement on Form 1-A Submitted December 5, 2018 CIK No. 0001746666

Dear Ms. Gowetski,

This letter is submitted on behalf of our client Tuscan Gardens Senior Living Communities, Inc. (the “Company”), regarding the Company’s non-public submission of Amendment No. 3 to its offering statement on Form 1-A, filed December 5, 2018 (“Offering Statement”). The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated December 17, 2018; referencing where appropriate, the revisions made in Amendment No. 4 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

General

1)	Comment: We note your responses to comments nos. 2 and 3 of our letter dated November 27, 2018. Please revise the disclosure in the offering circular to be consistent with the new organization structure and revise to state how you do not meet the definition of an investment company under the Investment Company Act of 1940. We may have further comment.

2

Response: Taking into account the Staff’s comments, we have modified the Offering Statement to be consistent with the new organization structure and revised to state that we do not meet the definition of an investment company under Section 3(a)(1)(A) of the Investment Company Act of 1940 since the Company:

•	Operates exclusively in a business other than that of investing, reinvesting, owning, holding, or trading in securities,
•	Is exclusively engaged in the actual operation of the business of owning and operating senior living communities, and
•	Further qualifies as an exception under Section 3(b) of the Act, since
(i)	the Issuer is the 100% owner of Holdco, with exclusive voting rights and control over Holdco;
(ii)	Holdco in turn, owns 99% of, and is the exclusive voting member of, each Opco and Propco; and
(iii)	the Issuer operates exclusively through wholly-owned subsidiaries and there is no entity that is not fully owned and controlled by the Issuer under the definitional structure of the Act.

Description of Business, Page 30

2)	Comment: We note your response to comment 5 of our letter dated November 27, 2018. We note that the chart on page 31 and your disclosure on page 61 continue to reference an 8% preferred dividend. Please revise to include risk factor disclosure explaining that you may never pay any distributions.

Response: Taking into account the Staff’s comments, we have modified the Offering Statement to include risk factor disclosure explaining that we may never pay any dividend.

Company Affiliates’ Current Ownership Interests in Senior Living Facilities, page 32

3)	Comment: We note your response to comment 4 of our letter dated November 27, 2018. Please revise to specifically describe whether the amount you raised for each entity was raised from third party investors in the form of debt or equity. If you raised equity from third party investors, please tell us how your affiliates own 100% of the project equity. In addition, please tell us how the secured loan amounts for each entity relate to the revenue bonds described on the Municipal Securities Rulemaking Board Electronic Municipal Market Access website.

Response: Taking into account the Staff’s comments, we have modified the Offering Statement to more clearly describe:

•	The amount we raised for each entity from third party investors in the form of equity;
•	The structure of the debt on each of the properties reflecting the Master Trust Indenture recorded in the public records securing various Revenue Bonds, and in addition clarifying that the referenced secured loans are one and the same as the revenue bonds described on the Municipal Securities Rulemaking Board Electronic Municipal Market Access website for each entity.

P. O. Box 1511, Orlando, FL 32802 ▪ 189 S. Orange Avenue, Suite 1650, Orlando, FL 32801

Phone (407)425-7831 ▪ Fax (407)206-6565

www.PinoNicholsonLaw.com

3

Additional Company-based Revisions to the Offering Statement

In addition to the above responses and resulting changes to the Offering Statement, the following clarifications have been included in Amendment No. 4 for the purpose of updating and revising certain other information:

1)	Correct reference to limitation of Investor "inability to" with "ability to" in arbitration provisions on page 20 and 63;
2)	Correction in the summary of SHAREHOLDER RIGHTS UNDER THE COMPANY’S ARTICLES OF INCORPORATION AND BYLAWS reference to Liquidating Dividends to conform to correct sequence placing Investor return of capital prior to Investor return on capital;
3)	Replacment of “Corporation Trust Company” with “Securities Transfer Corporation” as registered agent in Article I of the Company’s By-Laws;
4)	Correcting reference to date of legal opinion from August 10, 2018 to December 1, 2018 in Exhibit G – Consent to use Legal Opinion.
5)	Modification of the President of the Asset Manager and Advisor from “Laurence Pino” to “William N. Johnston”.

I hope this response letter and the amendments to the above referenced Amendment No. 4 filing adequately address the issues raised in your comment letter dated December 17, 2018.

If you should require any additional information or clarification, please do not hesitate to contact me at (407) 206-6511.

Sincerely,

/s/Laurence J. Pino, Esq., for the firm

PINO NICHOLSON PLLC

P. O. Box 1511, Orlando, FL 32802 ▪ 189 S. Orange Avenue, Suite 1650, Orlando, FL 32801

Phone (407)425-7831 ▪ Fax (407)206-6565

www.PinoNicholsonLaw.com